SUB-ITEM 77I:
TERMS OF NEW OR AMENDED SECURITIES

Class C Shares do not have a front-end sales charge. The following charges apply: contingent deferred sales charge (CDSC) of 1.00% is imposed for a purchase to sale period of less than one year, rule 12b-1 fee of 0.75% and service fee of 0.25% annually of average net asset value. The maximum purchase is $500,000. The minimum investment is $2,500 for individual investors and $100 for an Individual Retirement Account or an automatic investment plan. Class C Shares do not convert to any other share class.